Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,
	2015	2014
Net Income	$127,110,000	$130,923,000
Basic weighted average shares outstanding	125,816,943	131,491,182
Diluted weighted average shares outstanding	127,439,641	133,314,822
Basic net income per share	$1.01	$1.00
Diluted net income per share	$1.00	$0.98